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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                         RULE 13E-3 TRANSACTION STATEMENT
                UNDER SECTION 13E OF THE SECURITIES ACT OF 1934

                          SENIOR CARE INDUSTRIES, INC.
                            (name of subject company)

                          SENIOR CARE INDUSTRIES, INC.
                       (names of persons filing statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   81721N 20 6
                      (CUSIP Number of Class of Securities)

                          SENIOR CARE INDUSTRIES, INC.
                             410 Broadway, 2nd Floor
                             Laguna Beach, CA 92651
                       (949) 376-3125 Fax: (949) 376-9117
            (Name, Address, and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)


a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (Sect's 240.14a-1 through 240.14b-2), Regulation 14C (Sect's 240.14c-1 through 240.14c-101) or Rule 13e-3c (Sect's 240.13e-3c) under the Securities Act of 1934 ("the Act")

b. [ ] Filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                         Calculation of Registration Fee

            Transaction Valuation*               Amount of Filing Fee
            ---------------------                --------------------

                 $ 607,500                       182.25 paid May 7, 2001
                                                  91.10 paid with S-4 filed
                                                 concurrently herewith

* (Set forth the amount on which the filing fee is calculated and state how it was determined.) The Transaction Valuation is based upon the market price of the securities being registered as of April 30, 2001 as set forth in Rule Regulation 230.457c and Regulation 230.457f2 where there is no market for the securities to be received in the transaction. This calculation is based as follows:

Number of potential shares being registered:  450,000
Price of those shares on April 30, 2001:        $1.35

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[X]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid: $273.35
                                          -----------------------
                  Form or Registration No.: 333-64098
                                          -----------------------
                  Filing Party:           Senior Care Industries, Inc.
                                          -----------------------
                  Date Filed:             May 7, 2001
                                          -----------------------


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                                   TABLE OF CONTENTS

ITEM 1 SUMMARY TERM SHEET ....................................... 4

ITEM 2 SUBJECT COMPANY INFORMATION .............................. 4

ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON ................. 4

ITEM 4 TERMS OF THE TRANSACTION ................................. 4

ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS & AGREEMENTS ... 4

ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS ....... 4

ITEM 7 PURPOSES, ALTERNATIVES, REASONS & EFFECTS ................ 4

ITEM 8 FAIRNESS OF THE TRANSACTION .............................. 5

ITEM 9 REPORTS, OPINIONS, APPRAISALS & NEGOTIATIONS ............. 6

ITEM 10 SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION ...... 6

ITEM 11 INTEREST IN SECURITIES OF THE SUBJECT COMPANY ........... 6

ITEM 12 THE SOLICITATION RECOMMENDATION ......................... 6

ITEM 13 FINANCIAL STATEMENTS .................................... 6

ITEM 14 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED . 7

ITEM 15 ADDITIONAL INFORMATION .................................. 7

ITEM 16 EXHIBITS ................................................ 7

SIGNATURES ...................................................... 7

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ITEM 1 - SUMMARY TERM SHEET

The summary of the transaction which appears in the accompanying prospectus beginning on page 1 and are incorporated herein by reference.

ITEM 2 - SUBJECT COMPANY INFORMATION

Senior Care Industries, Inc. is the company which is the subject of this transaction and all information regarding the company appears in the accompanying prospectus under the heading "description of business" beginning on page 19 and is incorporated herein by reference.

ITEM 3 - IDENTITY AND BACKGROUND OF FILING PERSON

The filing company is Senior Care Industries, Inc. and the background of that company and all other information which you may need in that regard can be found in the accompanying prospectus beginning on page 19, which information is incorporated herein by reference.

ITEM 4 - TERMS OF THE TRANSACTION

The terms of the transaction can be found in the accompanying prospectus in the section also entitled "Terms of the Transaction" beginning on page 11 and those terms are incorporated herein by reference.

ITEM 5 - PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

All contracts, transactions, negotiations and agreements can be found in the accompanying prospectus under the heading entitled "Related Party Transactions & Relationships" beginning on page 36 and those items are incorporated herein by reference.

ITEM 6 - PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The purposes of the transaction and plans or proposals can be found in the accompanying prospectus under "Management's Discussion & Analysis of Financial Condition & Results of Operations of Senior Care" beginning on page 43 as well as in "Description of Business of Senior Care" beginning on page 19 and those items are incorporated herein by reference.

ITEM 7 - PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

The purpose of this transaction, the alternatives available, the reasons why the transaction was proposed and the effects resulting from it are discussed in the accompanying prospectus under "Frequently Asked Questions" beginning on page 3, "Risk Factors" beginning on page 6 and "Market Price for Senior Care Stock & Other Shareholder Matters" beginning on page 32 of the prospectus and are incorporated herein by reference.


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ITEM 8 - FAIRNESS OF THE TRANSACTION

In such instances as here, where it is possible that a tender offer could result in the stock of Senior Care being owned by less than 300 persons, the company could cease trading on the over-the-counter bulletin board.

In such circumstances, the company is required to state whether it reasonably believes that the transaction is fair or unfair to unaffiliated security holders, that is persons who are not company employees, officers, directors, consultants, insiders or persons who own more than 5% of the outstanding securities in the company.

Such security holders are entitled to know whether any directors dissented from the Board of Directors vote to make the tender offer to shareholders. At the meeting of the Board of Directors which was held on May 15, 2001, the following directors were present and voting:

Mervyn A. Phelan, Sr.
Bob Coberly
Scott Brake
John W. Cruickshank
Denzel Harvey

The following directors were not present and did not vote:

David Edwards
John Tanner

All of the directors, constituting a quorum voted to authorize the tender. The directors who were not present at the meeting and who did not vote were contacted and asked whether they would dissent to any such tender offer had they been present and had voted on the matter and they asserted that they would not have had any objection to it.

This transaction is not structured so that approval of a majority of unaffiliated security holders is required.

The following directors are not employees of the company:

Scott Brake
Denzel Harvey
David Edwards
John Tanner

All of them are shareholders of the company. None of them has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

There are four directors who are not employees of the company as set forth above. Two of those directors attended the meeting of the Board which approved the tender and voted to make the tender offer. The other two members of the Board did not attend the meeting but noted that they would not dissent to the tender and stated that they had no objection to it. Thus, the transaction was not approved by a majority of directors who are not employees of the company because two of the four such directors voted to authorize the tender. However, the other two would have voted for the tender had they been at the meeting.

There have been no other offers of which the company is aware made by any unaffiliated persons, during the past two years for:

a. The merger or consolidation of the company with or into another company or vice versa;

b. The sale or other transfer of all or nay substantial part of the assets of the company; or

c. A purchase of our securities that would enable the holder to exercise control.


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The important factors which normally are used to determine whether a transaction is fair are such things as current market price for our stock, historical market prices, net book value of the stock, the going concern value of the company, liquidation value of the company, whether the company has purchased any of its own stock in the last two years, whether the company obtained a fairness opinion from outside sources, an appraisal related to the Rule 13e-3 transaction and whether the company received any offers of the kind outlined above in the previous paragraph.

A complete discussion of the market price for our stock, historical market prices, net book value of the stock and other factors which one should consider can be found in the accompanying prospectus beginning on page 1 and continuing through page 14, all of which said discussions are incorporated herein by reference.

No appraisal of the going concern value of the company has been obtained nor has an appraisal which would determine the liquidation value of the company. Nor has the company or any other person obtained a fairness opinion from outside sources such as a broker dealer, accountant or attorney, nor has an appraisal related to the 13e-3 transaction been obtained.

The company has not purchased any of its own stock within the last two years and, as outlined above, there have been no offers to purchase the company or merge with it nor has anyone purchased a controlling interest in our company.

The tender is not intended to result in Senior Care becoming a private company.
Schedule 13e-3 had to be filed, as noted above, that Senior Care's common stock would be held by less than 300 persons after the tender is completed, thus resulting in the company being required to cease trading on the over-the-counter bulletin board.

ITEM 9 - REPORTS, OPINIONS, APPRAISALS, NEGOTIATIONS

The company has obtained no report, opinion or appraisal from any outside party that is materially related to the tender other than the opinion of counsel and tax opinion attached as exhibits 5 and 8, respectively to the accompanying prospectus which are incorporated herein by reference.

ITEM 10 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No cash is required to affect the offer. The only cost to the Company is the cost of making the offer for printing and other costs associated therewith as described in the accompanying prospectus under "Expenses of Issuance & Distribution of Prospectus and Tender Offer" beginning on page 48 and are incorporated herein by reference.

ITEM 11 - INTEREST IN SECURITIES OF THE SUBJECT COMPANY

A discussion of Senior Care's securities can be found in the accompanying prospectus in the section entitled "Market Price for Senior Care Stock & Other Shareholder Matters" beginning on page 32 and "Related Party Transactions & Relationships" beginning on page 36 and those items are incorporated herein by reference.

ITEM 12 - THE SOLICITATION OR RECOMMENDATION

Senior Care does not make any recommendation regarding the tender offer to its shareholders which is discussed in the accompanying prospectus.

ITEM 13 - FINANCIAL STATEMENTS

Audited financial statements of Senior Care for the years ended December 31, 1999 and December 31, 2000 can be found attached to the accompanying prospectus as Exhibit 13.1 and are incorporated herein by reference. Supplementary unaudited financial statements for the six months ended June 30, 2000 and June 30, 2001 can also be found attached to the accompanying prospectus as Exhibit 13.2.


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ITEM 14 - PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

LEGAL MATTERS:

A discussion of the retention of legal experts can be found in the accompanying prospectus under "Interests of Experts & Counsel" beginning on page 48 and are incorporated herein by reference.

ACCOUNTANTS & AUDITORS:

A discussion of the retention of accountants and auditors can be found in the accompanying prospectus under "Interests of Experts & Counsel" beginning on page 48 and are incorporated herein by reference.

STOCK TRANSFER AGENT:

The Stock Transfer Agent who will handle this transaction and any questions regarding the surrender of Common shares and execution of the Subscription Agreement should be addressed to:

First American Stock Transfer, Inc.
1717 E. Bell Road, 2-155
Phoenix, AZ 85022
Telephone: (602) 485-1346

ITEM 15 - ADDITIONAL INFORMATION

The accompanying prospectus explains the tender and all information regarding the tender under "Frequently Asked Questions" beginning on page 3 and "Risk Factors" beginning on page 6 and that information which appears therein is incorporated herein by reference.

ITEM 16 - EXHIBITS

The exhibits which are attached to the accompanying prospectus which are listed on page 50 of that prospectus are incorporated herein by reference.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that is meets all of the requirements for filing on Schedule 13e-3 and has duly caused this amended Tender Offer to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laguna Beach, State of California, on September 11, 2001.

     Senior Care Industries,  Inc.

     /s/ Mervyn A. Phelan, Sr.
     -------------------------------
     Chief Executive Officer, Chairman
     Of the Board of Directors & Director

     Senior Care Industries, Inc.

     /s/ Bob Coberly
     ------------------------------
     Chief Financial Officer & Director

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